EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

			Year Ended December 31
Dollars in millions	Nine Months Ended September 30, 2014		2013		2012		2011		2010		2009

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,781		$5,148		$3,594		$3,785		$3,680		$3,129
Add:
Distributed income of equity investees	206		242		216		198		167		171
Fixed charges and preferred stock dividends excluding interest on deposits	826		1,028		1,125		1,037		1,316		1,993
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	69		112		137		154		148		126
Interest capitalized	1								1		3
Preferred stock dividend requirements	284		364		272		86		224		597
Earnings excluding interest on deposits	4,459		5,942		4,526		4,780		4,790		4,567
Interest on deposits	239		344		386		668		963		1,741
Total earnings	$4,698		$6,286		$4,912		$5,448		$5,753		$6,308

Fixed charges and preferred stock dividends
Interest on borrowed funds	$427		$516		$696		$791		$918		$1,225
Interest component of rentals	114		148		145		125		134		131
Amortization of notes and debentures					12		35		39		37
Interest capitalized	1								1		3
Preferred stock dividend requirements	284		364		272		86		224		597
Fixed charges and preferred stock dividends excluding interest on deposits	826		1,028		1,125		1,037		1,316		1,993
Interest on deposits	239		344		386		668		963		1,741
Total fixed charges and preferred stock dividends	$1,065		$1,372		$1,511		$1,705		$2,279		$3,734

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.40	x	5.78	x	4.02	x	4.61	x	3.64	x	2.29	x
Including interest on deposits	4.41		4.58		3.25		3.20		2.52		1.69

(1)	As defined in Item 503(d) of Regulation S-K.